CHINA OUMEI REAL ESTATE INC. Floor 28, Block C, Longhai Mingzhu Building No. 182 Haier Road, Qingdao 266000 People’s Republic of China Tel: (86) 532 8099 7969

December 22, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Duc Dang

Re:	China Oumei Real Estate Inc.
Amendment No. 15 to Registration Statement on Form F-1
Filed December 21, 2011
File No. 333-166658

Dear Mr. Dang,

We hereby confirm that we will include in the final prospectus to be filed pursuant to Rule 424b of the Securities Act of 1933 that the selling stockholders who are broker-dealers or affiliates of broker-dealers, have made the representations to us that they purchased our securities in the ordinary course of business and at the time of purchase of the securities to be resold, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you have any questions on this, please contact the undersigned at (86) 532 8099 7969 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

China Oumei Real Estate Inc.

By: /s/ Weiqing Zhang
             Weiqing Zhang
             Chief Executive Officer